UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DIGERATI TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

25375L206

(CUSIP Number)

Flagship Oil and Gas Corp.

626 Jessamine Street
San Antonio, TX 78209

(210) 446-5188

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 17, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of  §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  25375L206

1.	Names of Reporting Person: Flagship Oil and Gas Corp.

I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instruction): WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐

6.	Citizenship or Place of Organization:

Texas

Number of Shares Beneficially by Owned by Each Reporting Person With:

7	Sole Voting Power: 2,943,048

8	Shared Voting Power: 0

9	Sole Dispositive Power: 2,943,048

10	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

2,943,048

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.88%

14.	Type of Reporting Person (See Instructions): CO

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CUSIP No.  25375L206

1.	Names of Reporting Person: Craig K. Clement

I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instruction): OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐

6.	Citizenship or Place of Organization:

United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:

7	Sole Voting Power: 3,642,552

8	Shared Voting Power: 0

9	Sole Dispositive Power: 3,642,552

10	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

3,642,552

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 49.36%

14.	Type of Reporting Person (See Instructions): IN

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ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to shares of common stock, par value $.001 per share (“Common Stock”), of Digerati Technologies, Inc., a Nevada corporation (the “Issuer”). The principal office of the Issuer is 3463 Magic Drive, Suite 355, San Antonio, TX 78229.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	Name of Persons filing this Statement:

This Schedule 13D is filed jointly by Flagship Oil and Gas Corp., a Texas corporation (“Flagship”), and Craig K. Clement (together, the “Reporting Persons”).

(b)	Residence or Business Address:

The principal business address for all Reporting Persons is 626 Jessamine Street, San Antonio, TX 78209.

(c)	Present Principal Occupation and Employment:

Flagship is in the business of acquiring and operating producing oil and gas properties. Mr. Clement is the Chief Executive Officer of Flagship and is a citizen of the United States of America.

(d)	Criminal convictions:

None of the Reporting Persons have been charged or convicted in a criminal proceeding during the last five years

(e)	Civil Proceedings:

None of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where such person, as result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f)	State of Incorporation/Organization/Citizenship:

Flagship Oil and Gas Corp. was formed under the laws of the state of Texas.

Mr. Craig K. Clement is a citizen of United Sates Of America

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On January 13, 2015, the Issuer issued 363,636 shares of Common Stock to Flagship for payment of the principal of and accrued interest on the following promissory notes payable to Flagship on the dates indicated:

Promissory Note dated October 31, 2014 in the original principal amount of $10,000.00 plus interest at the rate of 7.0% per annum due January 5, 2015;

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Promissory Note dated November 7, 2014 in the original principal amount of $10,000.00 plus interest at the rate of 7.0% per annum due January 5, 2015;

Promissory Note dated November 14, 2014 in the original principal amount of $10,000.00 plus interest at the rate of 7.0% per annum due January 5, 2015; and

Promissory Note dated November 24, 2014 in the original principal amount of $10,000.00 plus interest at the rate of 7.0% per annum due January 5, 2015.

On January 19, 2015, the Company issued to Flagship 2,279,412 shares of the Common Stock and a warrant for the purchase of an additional 300,000 shares of Common Stock at $0.136 per share for five years (the “Warrant”). In consideration for these shares and the Warrant, the Company received a promissory note in the original principal amount of $310,000.00 plus interest at the rate of 7.0% per annum, payable in installments of $40,000.00 plus accrued interest on January 31, 2015; $60,000.00 plus accrued interest on February 13, 2015; and $210,000.00 plus accrued interest on March 6, 2015.

In or about June 2000, Craig K. Clement, on his own behalf, purchased 100 shares of Common Stock pursuant to a stock option granted to him by the Issuer at $0.30 per share.

On November 17, 2016, Craig K. Clement was awarded a stock grant of 220,833 shares of Common Stock pursuant to a stock granted to him by the Issuer at $0.24 per share. In addition, Mr. Clement was awarded stock options for the purchase of an additional 300,000 shares of Common Stock at $0.24 per share, vesting on November 17, 2017 and expiring on November 17, 2021.

On January 5, 2017, Craig K. Clement was awarded a stock grant of 178,571 shares of Common Stock pursuant to a stock granted to him by the Issuer at $0.26 per share.

ITEM 4.	PURPOSE OF TRANSACTION

The information set forth in Item 3 is incorporated by reference into this Item 4.

Except as set forth in this Schedule 13D, the Reporting Persons do not have any present plans, arrangements or understandings that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The information set forth in Item 1 is incorporated by reference into this Item 5.

As of the date of this Schedule 13D, Flagship is the record holder of 2,643,048 shares (the “Flagship Shares”) of Common Stock and the Warrant to purchase 300,000 shares (the “Flagship Warrant Shares”) of Common Stock. The Flagship Shares and the Flagship Warrant Shares, in the aggregate, constitute 39.88% of the issued and outstanding shares of Common Stock. This percentage is based on 6,779,311 shares of Common Stock outstanding of the Issuer plus the underlying Flagship Warrant Shares, Clement Shares and Clement Stock Option Shares pursuant to Rule 13d-3(d)(1)(i)(A) under the Securities Exchange Act of 1934, as emended. The Reporting Persons received the number of shares of Common Stock outstanding from the Issuer. Flagship has sole power to vote or to direct the vote of the Flagship Shares and, if purchased, the Flagship Warrant Shares and the sole power to dispose or direct the disposition of the Flagship Shares, the Warrant and, if purchased, the Flagship Warrant Shares.

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As of the date of this Schedule 13D, Craig K. Clement is the record holder of 399,504 shares (the “Clement Shares”) of Common Stock and Stock Option to purchase 300,000 shares (the “Clement Stock Option Shares”) of Common Stock. Mr. Clement, in his individual capacity, has the sole power to vote or to direct the vote of the Clement Shares and, if purchased the Clement Stock Option shares and the sole power to dispose or direct the disposition of the Clement Shares and, if purchased, the Clement Stock Option shares. Mr. Clement, in his capacity as Chief Executive Officer of Flagship, also has the sole power to vote or to direct the vote of the Flagship Shares and, if purchased, the Flagship Warrant Shares and the sole power to dispose or direct the disposition of the Flagship Shares, the Warrant and, if purchased, the Flagship Warrant Shares.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 3 and 4 is incorporated by reference into this Item 6. Except as described in Items 3 and 4, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profit, division of profits or loss, or the giving or withholding of proxies, between either of the Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

n/a

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2017	FLAGSHIP OIL AND GAS CORP.

	By:	/s/ Craig K. Clement
Craig K. Clement
Chief Executive Officer

/s/ Craig K. Clement
Craig K. Clement

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